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April 25, 2005




Securities and Exchange Commissi
Office of International Corporate Fi
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on April 25, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler



PRESS RELEASE

Wolters Kluwer Determination of the Stock Dividend Ratio

Amsterdam (April 25, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, announces today the determination of the stock ratio of the dividend for 2004, as approved by the Annual General Meeting of Shareholders on April 14, 2005.

Following the official announcements in Het Financieele Dagblad, De Officiële Prijscourant and De Telegraaf of March 25 and April 15 last, Wolters Kluwer nv announces that the cash or stock distribution has been fixed as follows:

- €0.55 in cash

  or

- for every 25 (depository receipts of) ordinary shares (of par €0.12) one new (depository receipt of) ordinary share (of par €0.12) to be charged to the share premium reserve or if so desired to the other reserves.

The cash distribution will be payable as of April 27, 2005.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com